Exhibit 6.2

Amendment to

Delaware National Bank of Delhi

Salary Continuation Agreement

WHEREAS, Delaware National Bank of Delhi (the “Bank”) and Robert W. Armstrong (the “Executive”) have previously entered into a Salary Continuation Agreement (the “SCA”) dated March 16, 2005;

WHEREAS, the Bank and the Executive have agreed that certain changes to the benefit formula under the SCA are necessary and appropriate;

NOW, THEREFORE, in consideration of the mutual promises herein contained, the Bank and the Executive hereby amend the definition of “Normal Retirement Benefit” in Article 1 of the SCA to read as follows:

“NORMAL RETIREMENT BENEFIT” means an annual benefit of $100,000.”

In all other respects, the parties ratify and affirm the terms of the SCA.

IN WITNESS WHEREOF, the Bank, by its duly authorized officer, and the Executive, have executed this amendment to the SCA as of April 16, 2014.

DELAWARE NATIONAL BANK OF DELHI

By:

/s/ Robert W. Armstrong
Robert W. Armstrong